Emerald Health Therapeutics Launches New Fast-Acting Cannabis Spray Products Offering Consumers Significantly Improved Predictability and Control of Effects

SYNCTM Nano Fast Action Spray uses nanoemulsion technology to enable rapid onset and shorter duration of effects; the first THC product is in-market, with CBD to follow

VANCOUVER, August 31, 2020 -- Emerald Health Therapeutics, Inc. ("Emerald") (TSXV: EMH; OTCQX: EMHTF) has launched the first product in its adult-use SYNCTM Nano fast-acting cannabis spray product line. SYNCTM 15 Nano THC Fast Action Spray allows consumers to choose ingestion over inhalation of cannabis while achieving a much more rapid, predictable onset and shorter controlled duration of effects compared to edibles and oils. The sublingual spray's effects can start in 10-20 minutes and last two to four hours. Emerald has made the first product shipment to Alberta and Saskatchewan, with availability for purchase by consumers expected early this week.

SYNC™ 15 Nano THC Fast Action Spray contains 15 mg/ml of THC and all-natural citrus flavouring and limonene terpene that provide an enjoyable flavour. The terpene has also been scientifically demonstrated to impart a mellowing (anxiolytic1) yet uplifting (anti-depressive1) effect. The discreet, convenient and mess-free spray bottle allows for a high degree of control over the dosage, with approximately 1.5 mg of THC per activation, as well as easy storage and portability. The nanoemulsion product also requires a lower dose to achieve cannabis effects and can be a more economical product choice. Emerald is preparing for the launch of its second product, SYNC™ 15 Nano CBD Fast Action Spray, containing 15 mg/ml of CBD with natural lemon flavouring and limonene terpene.

"We looked carefully at unmet needs in the cannabis marketplace and applied our product development capabilities to create a product line with multiple points of consumer appeal," said Riaz Bandali, President and CEO of Emerald. "With an emphasis on science-based innovation, we created this product line using proven nanoemulsion technology and are pleased to offer the benefits of this high-performing technology to the cannabis industry."

The SYNC™ Nano products are formulated by Emerald using a proprietary process to achieve nano-sized droplets that bypass the digestive system due to their tiny size. This result significantly multiplies bioavailability and absorption of cannabinoids in the body compared to the normal path of ingestion of cannabis edibles and oils - and also compared to conventional emulsion approaches. Nanoemulsions are currently being used safely in the drug delivery, pharmaceutical, cosmetic, and food industries to improve the delivery and stability of ingredients.

  Baron, Eric P. DO. (2018, May 9). Medicinal Properties of Cannabinoids, Terpenes, and Flavonoids in Cannabis, and Benefits in Migraine, Headache, and Pain: An Update on Current Evidence and Cannabis Science. Headache Currents

About Emerald Health Therapeutics

Emerald Health Therapeutics, Inc. is committed to cutting-edge cannabis science to create new consumer experiences with distinct recreational, medical and wellness-oriented cannabis and non-cannabis products. With an emphasis on innovation and production excellence, Emerald's three distinct operating assets are designed to uniquely serve the Canadian marketplace and international opportunities. These assets, all in full production, include: its Metro Vancouver, BC-based greenhouse operation (78,000 square feet) capable of producing organic-certified product; Verdélite, its premium craft cannabis production indoor facility in St. Eustache, Québec (88,000 square foot); and Pure Sunfarms, its 41.3%-owned joint venture in Delta, BC, producing high quality, affordably priced products (1.1 M square feet).

Please visit www.emeraldhealth.ca for more information or contact:

Jenn Hepburn, Chief Financial Officer
(800) 757 3536 Ext. #5

Emerald Investor Relations
(800) 757 3536 Ext. #5
invest@emeraldhealth.ca

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Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements.

We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, changes of law and regulations; changes of government; failure to obtain regulatory approvals or permits; failure to obtain necessary financing; results of production and sale activities; results of scientific research; regulatory changes; changes in prices and costs of inputs; demand for labour; demand for products; failure of counter-parties to perform contractual obligations; as well as the risk factors described in Emerald's annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. Emerald undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.